Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 12, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has reviewed and decided to accept a purchase offer, made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U., for Banco Galicia’s total interest in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

The purchase of Banco Galicia’s total interest in Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. is subject to compliance with the terms and conditions agreed to in the purchase offer, including obtaining approval from the appropriate authorities.

The Board of Directors of Banco Galicia believes that this transaction will have a beneficial impact on Banco Galicia’s business evolution.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com